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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)

                            ENERGY WEST, INCORPORATED
    ------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock - Par Value $0.15
    ------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   390406 10 6
    ------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 19, 2003
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [X] Rule 13d-1(d)

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CUSIP NO. 390406 10 6

1.  Name of reporting persons Ian B. Davidson
    I.R.S. Identification Nos. of above persons (entities only)

2.  Check the appropriate box if a member of a group

                  (a)[_]
                  (b)[_]

3.  SEC use only

4.  Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with

    5.  Sole voting power 0

    6.  Shared voting power 349,400 (See Exhibit A)

    7.  Sole dispositive power 0

    8.  Shared dispositive power 349,400 (See Exhibit A)

    9.  Aggregate amount beneficially owned by each reporting person 349,400

10. Check if the aggregate amount in Row (9) excludes certain shares [X]
                                                                      --
    (See Exhibit A)

11. Percent of class represented by amount in Row 9 13.5% based upon 2,595,250 shares outstanding as of September 30, 2003, as reported in the Form 10Q of Energy West Incorporated for the quarter ended September 30, 2003.

12. Type of reporting person IN

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Item 1(a).    Name of issuer:  Energy West, Incorporated

Item 1(b). Address of issuer's principal executive offices: 1 First Avenue South, 1 River Park Tower, Great Falls, Montana 59403

Item 2(a).    Names of person filing:  Ian B. Davidson

Item 2(b). Address of principal business office: 8 Third Street North, Great Falls, Montana 59403.

Item 2(c).    Citizenship:  United States

Item 2(d).    Title of class of securities:  Common- Par Value $0.15

Item 2(e).    CUSIP No.:390406 10 6

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

              (a) [_] Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o);
              (b) [_] Bank as defined in section 3(a)(6) of the Act (15
                      U.S.C. 78c);
              (c) [_] Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c);
              (d) [_] Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8);
              (e) [_] An investment adviser in accordance with Sec. 240.13d-1(b)
                      (1)(ii)(E);
              (f) [_] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
              (g) [_] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(ii)(G);
              (h) [_] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);
              (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-3);
              (j) [_] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).


Item 4.       Ownership

              (a)  Amount beneficially owned: 349,400
              (b)  Percent of class: 13.5%
              (c)  Number of shares as to which the person has:
              (i)  Sole power to vote or to direct the vote: 0
              (ii) Shared power to vote or to direct the vote: 349,400
              (iii)Sole power to dispose or to direct the disposition of: 0
              (iv) Shared power to dispose or to direct the disposition of:
                   349,400

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Item 5.   Ownership of 5 percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certifications

          Not applicable

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2003

                                        /s/ Ian B. Davidson
                                        ----------------------------------------
                                        Signature

                                        Ian B. Davidson
                                        ----------------------------------------
                                        Name/Title

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                                                                      Exhibit A

         Mr. Davidson holds 336,700 shares in a joint account with his wife Nancy Davidson.

         Mr. Davidson and his wife Nancy are directors, officers, and managers of the Davidson Family Foundation ("Foundation"). The Foundation owns 6,700 shares of Energy West, Incorporated common stock. Mr. Davidson and his wife have investment discretion and voting powers regarding securities held by the Foundation. Mr. Davidson acknowledges beneficial ownership of the 6,700 shares held by the Foundation.

         Mr. Davidson and his adult son Andrew Davidson share investment discretion with respect to three Charitable Remainder Trusts established by Mr. Davidson and his wife Nancy for their three adult children ("CR Trusts"). Each of the CR Trusts owns 2,000 shares of Energy West, Incorporated. Mr. Davidson acknowledges beneficial ownership of the aggregate 6,000 shares held by the CR Trusts.

         Mr. Davidson has not included and disclaims beneficial ownership of any shares held by his adult children and shares held by trusts for which his grandchildren are the beneficiaries.

         Mr. Davidson has not included and disclaims beneficial ownership of any shares held in the proprietary trading account of D.A. Davidson & Co. acting as a dealer in its capacity as a market maker in Energy West, Incorporated common stock.